SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For September, 2020

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP

(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil

(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING

HELD ON APRIL 28, 2020

DATE, TIME AND VENUE: April 28, 2020, at 11:00 a.m., at the headquarters of Companhia de Saneamento Básico do Estado de São Paulo (“Company” or “Sabesp”), at Rua Costa Carvalho, nº 300, Pinheiros, CEP 05429-000, in the City and State of São Paulo.

CALL NOTICE: The call notice was published in the business section (Caderno Empresarial) of the São Paulo State Official Gazette on (i) March 28, 2020, (ii) March 31, 2020, and (iii) April 2, 2020, on pages 195, 406 and 68, respectively, and in Valor Econômico newspaper on (i) March 28, 29 and 30, 2020, (ii) March 31, 2020 and (iii) April 2, 2019, on pages A10, B8 and B9, respectively.

MEETING HELD IN AN EXCLUSIVELY DIGITAL MANNER: The Annual Shareholders’ Meeting was exclusively digital, via the Zoom platform, without prejudice to the use of remote voting form as a mean to exercise the voting rights, pursuant to CVM Instruction 481, of December 17, 2009, as amended by CVM Instruction 622, of April 17, 2020, as previously informed by the Company on a Material Fact dated April 24, 2020. The Annual Shareholders’ Meeting was recorded in its entirety and, as per paragraph 1 of article 21-V of CVM Instruction 481, shareholders who participated in the Annual Shareholders’ Meeting through the electronic system were considered present and signatory of the minutes.

ATTENDANCE: Shareholders representing 73.97% of the Company’s total and voting capital stock, as per (i) the records of access to the electronic system made available by the Company and (ii) the valid remote voting forms received through the Depository Center of B3 S.A. – BRASIL, BOLSA, BALCÃO, the bookkeeping agent of the shares issued by the Company and directly held by it, as per CVM regulation. The Chairman and the secretary formalized the registration of shareholders’ attendance based on the signatures on these minutes.

Messrs. Mario Engler Pinto Junior, Chairman of the Company’s Board of Directors, Ernesto Rubens Gelbcke, Coordinator of the Statutory Audit Committee and Independent Board Member of Sabesp, Pablo Andrés Fernández Uhart, Fiscal Council Member of Sabesp, Bernardo Moreira, representing KPMG Auditores Independentes, Marcelo Miyagui, Accounting Supervisor, Mario Azevedo de Arruda Sampaio, Head of

Capital Markets and Investor Relations, Angela Beatriz Airoldi, Manager of the Investor Information Department, Priscila Costa da Silva and John Emerson da Silva, Management Analysts of the Investor Information Department, Ieda Nigro Nunes Chereim and Carolina Alves Cardoso Santos, lawyers of the Legal Superintendence, Darkson Galvão and Fernanda Montorfano, lawyers of the Cescon Barrieu law firm, Marialve de Sousa Martins, Denise R. Sylvestre and Agnor Araújo Soares, members of the CEO’s Office, also attended the meeting.

PRESIDING BOARD: Chairman: Mario Engler Pinto Junior. Secretaries: Marialve de Sousa Martins and Denise R. Sylvestre.

PUBLICATION: The Management Report and Financial Statements, accompanied by the Fiscal Council Report, the Independent Auditor’s Report on the Financial Statements and the Summarized Annual Report of the Statutory Audit Committee, all of which for the fiscal year ended December 31, 2019, were published in the business section (Caderno Empresarial) of the São Paulo State Official Gazette, pages 2 to 21, edition of March 28, 2020, and in Valor Econômico newspaper, pages E11 to E32, editions of March 28, 29 and 30, 2020. The above documents were also made available to shareholders at the Company’s headquarters and on the websites of the Company, CVM and B3, as well the Management Proposal and other pertinent documents, according to applicable legislation.

AGENDA:

I. Take Management accounts, examine, discuss and vote on the Company’s financial statements for the fiscal year ended December 31, 2019, accompanied by the Annual Management Report, Independent Auditors’ Report, Fiscal Council’s Opinion and Summarized Annual Report of the Audit Committee.

II. Resolve on the allocation of net income for the fiscal year ended December 31, 2019 and on the distribution of dividends.

III. Set the number of members to compose the Board of Directors for a term of office until the 2022 Annual Shareholders’ Meeting.

IV. Elect the members of the Board of Directors for a term of office until the 2022 Annual Shareholders’ Meeting and appoint the Chairman of the Board of Directors.

V. Elect members of the Fiscal Council for a term of office until the 2021 Annual Shareholders’ Meeting:

VI. Establish the overall annual compensation of the Company’s Management and members of the Audit Committee and Fiscal Council for the 2020 fiscal year.

CLARIFICATIONS: The matters on the agenda were analyzed by the State Capital Defense Council – CODEC, as per Opinion 029/2020, of April 27, 2020, whose voting instructions were submitted by the representative of the São Paulo State Treasury, shareholder of the Company.

Regarding the counting of shares of the controlling shareholder, there is a lawsuit with a mandatory injunction filed under number 1051534-40.2019.8.26.0053 pending at the 7th Tax Court of the City of São Paulo, pleading the unlawfulness of the disposal of shares owned by the São Paulo State Treasury to third parties, filed by Banco Bradesco S.A., the custodian and bookkeeping agent of Sabesp’s shares.

RESOLUTIONS: After reading the consolidated voting map of votes cast by means of remote voting forms, available for consultation by the attending shareholders pursuant to paragraph 4 of article 21-W of CVM Instruction 481/2009, with abstentions and dissenting votes being recorded, the following resolutions were taken:

I. To approve, by a majority vote of the attending shareholders, with 95.61% of votes cast in favor, represented by 483,374,997 shares; 0.05% of votes cast against, represented by 274,324 shares; and 4.34% abstentions, represented by 21,934,798 shares, Management accounts and the Company’s financial statements for the fiscal year ended December 31, 2019, accompanied by the Annual Management Report, Independent Auditor’s Report, Fiscal Council’s Opinion and the Summarized Annual Report of the Audit Committee.

II. To approve, by a majority vote of the attending shareholders, with 99.78% of votes cast in favor, represented by 504,481,866 shares; 0.02% of votes cast against, represented by 106,507 shares; and 0.20% abstentions, represented by 995,736 shares, the proposal for allocation of net income for 2019, in the amount of R$3,367,516,562.93, as follows: (i) 5% to create the Legal Reserve, in the amount of R$168,375,828.15; and (ii) R$799,785,183.69 will be allocated to the minimum mandatory dividends, and R$141,202,852.96 as additional dividends. The remaining balance, in the amount of R$2,258,152,698.13, will be transferred to the “Investment Reserve”. Dividends, totaling R$940,988,036.65, will be paid as interest on equity on May 29, 2020 to Company shareholders of record on April 28, 2020.

III. Considering that the Presiding Board received from the minority shareholders a request for the election of one (1) Board member separately, as provided for in paragraph 4 of article 141, and article 239 of Federal Law 6,404/76 (“Brazilian Corporate Law”), to approve, by a majority vote - with 97.74% of votes cast in favor, represented by 493,503,719 shares; 2.19% of votes cast against, represented by 11,079,186 shares; and 0.06% abstentions, represented by 321,604 shares, the setting of the composition of the Board of Directors at ten (10) members, nine (9) of whom to be elected by a majority vote and one (1) to be elected separately by minority shareholders, as per the controlling shareholders’ vote declared in CODEC Opinion 029/2020.

IV. To elect the members of the Board of Directors for a term of office until the 2022 Annual Shareholders’ Meeting and appoint the Chairman of the Board of Directors, as follows:

a)	The following candidates were elected by a majority vote, namely: (i) as Members of the Board of Directors, Mr. MARIO ENGLER PINTO JUNIOR, Brazilian citizen, living in common-law marriage, lawyer, holder of identification document (RG) number 4.722.183-5 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 988.910.818-68, domiciled at Rua Rocha nº 233, Bela Vista, CEP: 01330-000, São Paulo/SP, as Chairman of the Board of Directors, as per paragraph 2 of article 8 of the Company’s Bylaws, with 97.92% of votes cast in favor, represented by 493,570,914 shares; 1.66% of votes cast against, represented by 8,388,217 shares; and 0.42% abstentions, represented by 2,094,583 shares; Mr. BENEDITO PINTO FERREIRA BRAGA JUNIOR, Brazilian citizen, widower, civil engineer, holder of identification document (RG) number 3.415.725-6 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 550.602.698-68, domiciled at Rua Costa Carvalho nº 300, Pinheiros, CEP: 05429-000, São Paulo/SP, under the terms of paragraph 1 of article 8 of the Company’s Bylaws, with 98.53% of votes cast in favor, represented by 496,660,122 shares; 1.12% of votes cast against, represented by 5,648,398 shares; and 0.35% abstentions, represented by 1,745,194 shares; Mr. WILSON NEWTON DE MELLO NETO, Brazilian citizen, married, lawyer, holder of identification document (RG) number 18.943.369-3 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 145.540.608-29, domiciled at Alameda Garibaldi, 374, Tamboré, CEP: 06543-235, Santana do Parnaíba, São Paulo, with 98.40% of votes cast in favor, represented by 495,976,692 shares; 1.19% of votes cast against, represented by 5,981,339 shares; 0.42% abstentions, represented by 2,095,683 shares; and Ms. CLAUDIA POLTO DA CUNHA, Brazilian citizen, married, lawyer, holder of identification document (RG) number 18.205.781-1 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 127.276.788-43, domiciled at Alameda Jaú, 731, Jardim Paulista, CEP: 01406-100, São Paulo/SP, with 98.40% of votes cast in favor, represented by 495,980,867 shares; 1.19% of votes cast against, represented by 5,977,797 shares; and 0.42% abstentions, represented by 2,095,050 shares; and (ii) as Independent Members of the Board of Directors, Mr. FRANCISCO VIDAL LUNA, Brazilian citizen, married, economist, holder of identification document (RG) number 3.500.003-x SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 031.950.828-53, domiciled at Av.

Brigadeiro Faria Lima nº 201, cj. 82, Pinheiros, CEP: 05426-100, São Paulo/SP, with 99.27% of votes cast in favor, represented by 500,391,314 shares; 0.38% of votes cast against, represented by 1,915,922 shares; and 0.35% abstentions, represented by 1,746,478 shares; Mr. REINALDO GUERREIRO, Brazilian citizen, married, accountant, holder of identification document (RG) number 6.156.523-4 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 503.946.658-72, domiciled at Avenida Prof. Luciano Gualberto nº 908, Cidade Universitária, CEP: 05508-010, São Paulo/SP, with 98.41% of votes cast in favor, represented by 496,044,510 shares; 1.17% of votes cast against, represented by 5,914,332 shares; and 0.42% abstentions, represented by 2,094,872 shares; Mr. FRANCISCO LUIZ SIBUT GOMIDE, Brazilian citizen, married, civil engineer, holder of identification document (RG) number 363.119-2, inscribed in the register of individual taxpayers (CPF) under number 016.583.109-00, domiciled at Rua XV de Novembro nº 556, conjunto 404, CEP: 80.020-920, Curitiba, Paraná, with 99.31% of votes cast in favor, represented by 500,560,426 shares; 0.35% of votes cast against, represented by 1,747,109 shares; and 0.35% abstentions, represented by 1,746,179 shares; Mr. LUCAS NAVARRO PRADO, Brazilian citizen, married, lawyer, holder of identification document (RG) number 886964 SSP/MS, inscribed in the register of individual taxpayers (CPF) under number 911.403.821-87, domiciled at SQN 203 Bl. E, Ap. 405, Asa Norte, CEP: 70.833-050, Brasília/Federal District, with 98.98% of votes cast in favor, represented by 498,934,208 shares; 0.67% of votes cast against, represented by 3,373,535 shares; and 0.35% abstentions, represented by 1,745,971 shares; and Mr. EDUARDO DE FREITAS TEIXEIRA, Brazilian citizen, married, economist, holder of identification document (RG) number 3.333.259-4 IFP/RJ, inscribed in the register of individual taxpayers (CPF) under number 310.977.407-06, domiciled Rua Pedroso Alvarenga, 288/131, Itaim Bibi, CEP:04531-010, São Paulo/SP, with 99.33% of votes cast in favor, represented by 499,977,404 shares; 0.39% of votes cast against, represented by 1,977,595 shares; and 0.28% abstentions, represented by 1,419,115 shares.

b)	In a separate vote, as provided for in item I of paragraph 4 of article 141 and article 239 of Law 6,404/1976, with 1,530,400 votes, the election of Mr. WALTER LUIS BERNARDES ALBERTONI, Brazilian citizen, married, lawyer, holder of identification document (RG) number 14.009.886 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 147.427.468-48, domiciled at Rua Urussui, 92, cj. 91, Itaim Bibi, CEP: 04542-050, São Paulo/SP.

We hereby recorded that the appointments of Mr. Mario Engler Pinto Junior (2nd term of office – 1st reappointment), Mr. Benedito Pinto Ferreira Braga (2nd term of office – 1st reappointment), Ms. Claudia

Polto da Cunha (1st term of office), Mr. Wilson Newton de Mello Neto (2nd term of office – 1st reappointment), Mr. Reinaldo Guerreiro (2nd term of office – 1st reappointment), Mr. Francisco Vidal Luna (2nd term of office – 1st reappointment), Mr. Francisco Luiz Sibut Gomide (2nd term of office – 1st reappointment), Mr. Lucas Navarro Prado (2nd term of office – 1st reappointment) and Mr. Eduardo de Freitas Teixeira (1st term of office) had the due government authorization, comply with necessary legal and statutory requirements, including those provided for in Federal Law 13,303/2016, and were certified by the Eligibility and Counseling Committee, pursuant to article 31 of the Bylaws. Mr. Walter Luís Bernardes Albertoni (1st term of office), elected in a separate vote, as provided for in item I of paragraph 4 of article 141 and article 239 of Law 6,404/1976, complies with necessary legal and statutory requirements, including those provided for in Federal Law 13,303/2016, and was certified by the Eligibility and Counseling Committee, pursuant to article 31 of the Bylaws.

The Board of Director’s members will take office and perform their duties pursuant to the Company’s Bylaws, with unified term of office until the 2022 Annual Shareholders’ Meeting, and observing the requirements, impediments and procedures set forth in current regulations, which shall be verified upon investiture by the Company. The instruments of investiture (drawn up in the proper book) will be signed and the clearance statements will be filed at the Company’s headquarters. Compensation will be set based on CODEC’s guidelines, as resolved at a Shareholders’ Meeting. Regarding the declaration of assets, the applicable state regulations must be observed.

V. to elect members the Fiscal Council members for a term of office until the 2021 Annual Shareholders’ Meeting, as follows:

a)	The following sitting and alternate members of the Fiscal Council were elected by a majority vote:

Sitting Members: Messrs. FABIO BERNACCHI MAIA, Brazilian citizen, married, business administrator, holder of identification document (RG) number 20.409.440-9 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 132.883.768-81, domiciled at Av. Rangel Pestana, 300, 6º andar, Centro, CEP: 01017-911, São Paulo/SP, with 96.29% of votes cast in favor, represented by 484,696,568 shares; 3.50% of votes cast against, represented by 17,610,223 shares; and 0.21% abstentions, represented by 1,066,618 shares; PABLO ANDRÉS FERNÁNDEZ UHART, Brazilian citizen, married, administrator, holder of identification document (RG) number 18.757.296-3 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 176.130.568-99, domiciled at Av. Morumbi, 4.500, Morumbi, CEP: 05650-000, São Paulo/SP, with 98.76% of votes cast in favor, represented by 497,154,240 shares; 1.02% of votes cast against, represented by 5,153,171 shares; and 0.21% abstentions, represented by 1,065,998 shares; EDSON TOMAS DE LIMA FILHO, Brazilian citizen, married, economist, holder of identification document (RG) number 5.680.624-3 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 665.206.498-72, domiciled at Travessa Álvaro de Menezes, 183 - Casa 82, Paraíso, São CEP: 04007-020, Paulo/SP, with 96.28% of votes cast in favor, represented by 484,664,703 shares; 3.50% of votes cast against, represented by 17,642,737 shares; and 0.21% abstentions, represented by 1,065,969 shares; and ÂNGELO LUIZ MOREIRA GROSSI, Brazilian citizen, married, engineer, holder of identification document (RG) number 5.738.129 SSP/MG, inscribed in the register of individual taxpayers (CPF) under number 013.277.496-88, domiciled at Av. do Estado, 777 – 6º andar, Bom Retiro, CEP: 01142-300, São Paulo/SP, with 99.48% of votes cast in favor, represented by 500,737,019 shares; 0.31% of votes cast against, represented by 1,568,391 shares; and 0.21% abstentions, represented by 1,067,999 shares; and

Alternate Members, respectively, Messrs. MARCIO CURY ABUMUSSI, Brazilian citizen, married, engineer, holder of identification document (RG) number 9.895.534-2 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 112.143.998-51, domiciled at Av. Rangel Pestana, 300, 7º andar, Centro, CEP: 01017-911, São Paulo/SP; CASSIANO QUEVEDO ROSAS DE ÁVILA, Brazilian citizen, married, lawyer, holder of identification document (RG) number 28.064718-9 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 267.058.298-26, domiciled at Rua Carlos Sampaio, 118, apto 143, Bela Vista, CEP: 01333-913, São Paulo/SP; NANCI CORTAZZO MENDES GALUZIO, Brazilian citizen, married, lawyer, holder of identification document (RG) number 13.569.764-5 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 022.295.468-05, domiciled at Rua Inajaroba, 17, apto 11, Vila Nova Conceição, CEP: 04511-040, São Paulo/SP, and ANDRÉA MARTINS BOTARO, Brazilian citizen, married, business administrator, holder of identification document (RG) number 33.190.866-9- SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 311.366.598-11, domiciled at Av. Morumbi, 4500 – 1º andar, Morumbi, CEP: 05650-000, São Paulo/SP.

b)	In a separate vote, as provided for in article 240 of Law 6,404/1976, with 1,530,400 votes, Mr. REGINALDO FERREIRA ALEXANDRE, Brazilian citizen, married, economist, holder of identification document (RG) number 8.781.281 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 003.662.408-03, domiciled at Rua Leonardo Mota, 66, Apto. 122, Vila Indiana, CEP: 05508-000, São Paulo/SP, and Ms. GISÉLIA DA SILVA, Brazilian citizen, single, lawyer, holder of identification document (RG) number 4014276432 SSP/RS, inscribed in the register of individual taxpayers (CPF) under number 390.708.590-68, domiciled at Rua Harmonia, 539, Apto. 83 A, Sumarezinho, CEP: 05435-000, São Paulo/SP, were elected as Sitting and Alternate Fiscal Council Members, respectively.

We hereby recorded that the appointments of Messrs. Fabio Bernacchi Maia (1st term of office), Pablo Andrés Fernández Uhart (3rd term of office – 2nd reappointment), Edson Tomas De Lima Filho (1st term of office), Ângelo Luiz Moreira Grossi (2nd term of office – 1st reappointment), Marcio Cury Abumussi (3rd term of office – 2nd reappointment), Cassiano Quevedo Rosas De Ávila (2nd term of office – 1st reappointment), Nanci Cortazzo Mendes Galuzio (2nd term of office – 1st reappointment) and Andréa Martins Botaro (2nd term of office – 1st reappointment) had the due government authorization, comply with necessary legal and statutory requirements, including those provided for in Federal Law 13,303/2016, and were certified by the Eligibility and Counseling Committee, pursuant to article 31 of the Bylaws. However, the investitures of Messrs. Reginaldo Ferreira Alexandre and Gisélia da Silva, elected in a separate vote, are still subject to evaluation by the Eligibility and Counseling Committee, to which they are conditioned.

The newly elected Fiscal Council members will perform their duties until the 2021 Annual Shareholders’ Meeting. If a sitting member is unable to attend a meeting, the respective alternate must do so and, if the alternate member is absent, one of the other alternate members must be called. The investiture in the position will observe the requirements, impediments and procedures set forth in current regulations, which shall be verified upon investiture by the Company. The instruments of investiture (drawn up in the proper book) will be signed and the clearance statements will be filed at the Company's headquarters.

VI. To approve, by a majority vote of the attending shareholders with 96.19% of votes cast in favor, represented by 485,692,377 shares; 3.50% of votes cast against, represented by 17,652,890 shares; and 0.31% abstentions, represented by 1,559,247 shares, the overall annual compensation of Management and members of the Audit Committee and Fiscal Council for 2020, as provided for in articles 152 and 162 of Federal Law 6,404/76, in the amount of up to eight million, sixty-eight thousand, six hundred and six reais and sixteen centavos (R$8,068,606.16), considering the current composition of the statutory bodies (Executive Board, Board of Directors, Fiscal Council and Audit Committee), including fixed compensation and the other benefits in CODEC guidelines, which govern the matter, strictly in compliance with CODEC Resolutions 001/2018 and 001/2019, in addition to the corresponding payroll charges. The monthly individual management compensation was set at R$40,000.00 for Executive Officers; R$9,000.00 for members of the Board of Directors; R$15,000.00 for the Chairman of the Board of Directors; R$15,000.00 for the Audit Committee and R$4,387.86 for members of the Fiscal Council.

These minutes will be drawn up in summary format and will be published omitting the signatures of the attending shareholders, pursuant to paragraphs 1 and 2 of article 130 of Law 6,404/6.

DISSENTING VOTES, VOTES CAST AND ABSTENTIONS: The Presiding Board received and recorded the dissenting votes, votes cast and abstentions, which will be filed at the Company.

CLOSURE AND SIGNATURE OF THE MINUTES: In the absence of any other pronouncement, the Chairman declared the Annual Shareholders’ Meeting closed and determined the the minutes were drawn up, read, approved and signed by the Chairman, the Secretary and the attending shareholders, who constitute the majority required for resolutions, pursuant to paragraphs 1 and 2 of article 21-V of CVM Instruction 481.

DOCUMENTS FILED: The votes cast by shareholders were filed at the Company’s headquarters.

São Paulo, April 28, 2020.

Presiding Board: MARIO ENGLER PINTO JUNIOR Chairman	DENISE R. SYLVESTRE Secretary
MARIALVE DE S. MARTINS Secretary

Attending shareholders:

BRUNO LOPES MEGNA and LAURA B. BEDICKS (representing the shareholder São Paulo State Treasury)	JOSÉ DONIZETTI DE OLIVEIRA (representing the shareholder The Bank Of New York Mello)

JOSÉ DIONES CARLO LIMA (representing the shareholder Lucy Azevedo Marinho)	GABRIELA ROLLER CURI and CARLOS AUGUSTO R. A. FERNANDES (representing the shareholders Bonsucex Holding S.A. and Silvio Tini de Araújo)

DIANE FLAVIA MAIA DE OLIVEIRA

(representing the shareholders LUIZ BARSI FILHO; Banco BNP Paribas Brasil S.A., which represents the shareholders PHOENIX UMBRELLA FUND - PHOENIX GBAR FUND, THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPACITY AS TRUSTEE OF THE BNZ, WHOLESALE INTERNATIONAL EQUITIES (INDEX) FUND); Banco Bradesco S.A., which represents BEST INVESTMENT CORPORATION; and Itaú Unibanco S.A., which represents FIDELITY FUNDS SICAV, MOST DIVERSIFIED PORTFOLIO SICAV, NATIXIS INTERNATIONAL FUNDS (LUX) I and STICHTING PENSIOENFONDS PGB)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: September 28, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.